UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Akumin Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

01021F109
(CUSIP Number)

Adrienne Saunders
General Counsel
c/o Stonepeak Infrastructure Partners
55 Hudson Yards
550 W. 34th St., 48th Floor
New York, NY 10001
212-907-5100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 23, 2021
(Date of Event which Requires Filing of this Statement)

If the filing persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No.: 01021F109		Page 2 of 11
1	NAMES OF REPORTING PERSONS
STONEPEAK MAGNET HOLDINGS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,614,093 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,614,093 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,614,093 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.42% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.	This amount includes 17,114,093 Common Shares that Stonepeak Magnet Holdings LP has the right to acquire upon exercise of the Warrants.
2.
This percentage is based on the sum of (i) 71,303,427 Common Shares outstanding prior to Closing, based on information provided by the Issuer, plus, (ii) for purposes of calculating the Reporting Person’s beneficial ownership pursuant to Rule 13d-3(d)(i) under the Act, (a) the 14,223,570 Common Shares issued to the Seller at Closing, (b) the 3,500,000 Common Shares issued to Stonepeak Magnet Holdings LP at Closing, and (c) the 17,114,093 Common Shares issuable upon exercise of the Warrants, for a total of 105,991,090 Common Shares outstanding.

Schedule 13D
CUSIP No.: 01021F109		Page 3 of 11
1	NAMES OF REPORTING PERSONS
STONEPEAK ASSOCIATES IV LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,614,093 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,614,093 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,614,093 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.42% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.	This amount includes 17,114,093 Common Shares that Stonepeak Magnet Holdings LP has the right to acquire upon exercise of the Warrants.
2.
This percentage is based on the sum of (i) 71,303,427 Common Shares outstanding prior to Closing, based on information provided by the Issuer, plus, (ii) for purposes of calculating the Reporting Person’s beneficial ownership pursuant to Rule 13d-3(d)(i) under the Act, (a) the 14,223,570 Common Shares issued to the Seller at Closing, (b) the 3,500,000 Common Shares issued to Stonepeak Magnet Holdings LP at Closing, and (c) the 17,114,093 Common Shares issuable upon exercise of the Warrants, for a total of 105,991,090 Common Shares outstanding.

Schedule 13D
CUSIP No.: 01021F109		Page 4 of 11
1	NAMES OF REPORTING PERSONS
STONEPEAK GP INVESTORS IV LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,614,093 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,614,093 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,614,093 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.42% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.	This amount includes 17,114,093 Common Shares that Stonepeak Magnet Holdings LP has the right to acquire upon exercise of the Warrants.
2.
This percentage is based on the sum of (i) 71,303,427 Common Shares outstanding prior to Closing, based on information provided by the Issuer, plus, (ii) for purposes of calculating the Reporting Person’s beneficial ownership pursuant to Rule 13d-3(d)(i) under the Act, (a) the 14,223,570 Common Shares issued to the Seller at Closing, (b) the 3,500,000 Common Shares issued to Stonepeak Magnet Holdings LP at Closing, and (c) the 17,114,093 Common Shares issuable upon exercise of the Warrants, for a total of 105,991,090 Common Shares outstanding.

Schedule 13D
CUSIP No.: 01021F109		Page 5 of 11
1	NAMES OF REPORTING PERSONS
STONEPEAK GP INVESTORS MANAGER LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,614,093 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,614,093 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,614,093 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.42% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1.	This amount includes 17,114,093 Common Shares that Stonepeak Magnet Holdings LP has the right to acquire upon exercise of the Warrants.
2.
This percentage is based on the sum of (i) 71,303,427 Common Shares outstanding prior to Closing, based on information provided by the Issuer, plus, (ii) for purposes of calculating the Reporting Person’s beneficial ownership pursuant to Rule 13d-3(d)(i) under the Act, (a) the 14,223,570 Common Shares issued to the Seller at Closing, (b) the 3,500,000 Common Shares issued to Stonepeak Magnet Holdings LP at Closing, and (c) the 17,114,093 Common Shares issuable upon exercise of the Warrants, for a total of 105,991,090 Common Shares outstanding.

Schedule 13D
CUSIP No.: 01021F109		Page 6 of 11
1	NAMES OF REPORTING PERSONS
MICHAEL DORRELL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,614,093 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,614,093 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,614,093 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.42% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

1.	This amount includes 17,114,093 Common Shares that Stonepeak Magnet Holdings LP has the right to acquire upon exercise of the Warrants.
2.
This percentage is based on the sum of (i) 71,303,427 Common Shares outstanding prior to Closing, based on information provided by the Issuer, plus, (ii) for purposes of calculating the Reporting Person’s beneficial ownership pursuant to Rule 13d-3(d)(i) under the Act, (a) the 14,223,570 Common Shares issued to the Seller at Closing, (b) the 3,500,000 Common Shares issued to Stonepeak Magnet Holdings LP at Closing, and (c) the 17,114,093 Common Shares issuable upon exercise of the Warrants, for a total of 105,991,090 Common Shares outstanding.

Schedule 13D
CUSIP No.: 01021F109		Page 7 of 11
Item 1.	Security and Issuer

This Schedule 13D relates to the Common Shares, no par value (the “Common Shares”), of Akumin Inc., a corporation incorporated in Ontario, Canada (the “Issuer” or “Company”). The Issuer’s principal executive offices are located at 8300 W. Sunrise Boulevard, Plantation, Florida 33322.

Item 2.	Identity and Background

(a-c, f) This Schedule 13D is filed jointly by each of the following persons (collectively, the “Reporting Persons”):

i.	Stonepeak Magnet Holdings LP (“Stonepeak Magnet”), a Delaware limited partnership;
ii.	Stonepeak Associates IV LLC, a Delaware limited liability company;
iii.	Stonepeak GP Investors IV LLC, a Delaware limited liability company;
iv.	Stonepeak GP Investors Manager LLC, a Delaware limited liability company; and
v.	Michael Dorrell (“Mr. Dorrell”), a citizen of the United States of America.

This Schedule 13D relates to the Common Shares and Warrants (as defined herein) held directly by Stonepeak Magnet, an investment vehicle formed for the primary purpose of making this specific investment. Stonepeak Associates IV LLC is the sole general partner of Stonepeak Magnet. Stonepeak GP Investors IV LLC is the sole member of Stonepeak Associates IV LLC.  Stonepeak GP Investors Manager LLC is the managing member of Stonepeak GP Investors IV LLC. Mr. Dorrell is the managing member of Stonepeak GP Investors Manager LLC.

The principal business address of each Reporting Person is 55 Hudson Yards, 550 W. 34th Street, 48th Floor, New York, New York 10001.

The agreement among each of the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 1.

(d), (e) During the last five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On June 25, 2021, the Issuer, through its wholly-owned indirect subsidiary, Akumin Corp., a Delaware corporation (the “Subsidiary”), entered into a share purchase agreement to acquire all of the issued and outstanding common stock of Thaihot Investment Company US Limited, which owns 100% of the common stock of Alliance HealthCare Services, Inc. (“Alliance”), from Thaihot Investment Co., LTD (the “Seller”). The aggregate purchase price payable to the Seller is $820,000,000 (the “Purchase Price”), subject to customary working capital and other adjustments, which will be satisfied by way of a combination of cash on hand, the issuance of 14,223,570 Common Shares to the Seller and certain financing arrangements, including the Capital Commitment (defined below) from Stonepeak Magnet.  The Purchase Price is payable by the Issuer upon closing of this transaction (the “Closing”).

Also on June 25, 2021, the Issuer and the Subsidiary entered into a Series A Notes and Common Share Purchase Agreement (the “Share Purchase Agreement”) with Stonepeak Magnet, pursuant to which, upon the Closing: (i) the Issuer will issue to Stonepeak Magnet 3,500,000 Common Shares (the “Financing Common Shares”) at a price of $2.98 per Common Share (the “Issue Price”) for an aggregate amount equal to $10,430,000; (ii) Stonepeak Magnet will subscribe for a minimum of $200,000,000 and a maximum of $689,570,000 principal amount of unsecured notes of the Subsidiary (the “Series A Financing Notes”, and the initial subscription of such Series A Financing Notes at Closing, the “Initial Series A Financing Notes”), such Series A Financing Notes bearing interest at 11.0% per annum, payable quarterly in cash, with 50% due in 2032 and 50% due in 2033, provided that, subject to certain conditions, the Subsidiary will have the option for a two-year period following the Closing to satisfy the payment of interest on any Series A Financing Notes through a combination of cash and/or payment in kind in additional Series A Financing Notes, with any interest payment made in kind based on an interest rate equal to 13% per annum; and (iii) the Issuer will issue to Stonepeak Magnet such number of warrants to purchase the Issuer’s Common Shares (the “Warrants” and, together with the Common Shares and Series A Financing Notes, the “Capital Commitment”) equal to 15% of the principal amount of the Initial Series A Financing Notes, divided by the Issue Price, such Warrants having an exercise price equal to the Issue Price and an expiry term of ten years from the date of issuance.

Schedule 13D
CUSIP No.: 01021F109		Page 8 of 11

The amount of Series A Financing Notes issued to Stonepeak is based on the amount of alternative debt financing (the “Alternative Financing”) that the Issuer completes on or prior to Closing (such Alternative Financing reducing dollar-for-dollar the Capital Commitment by Stonepeak Magnet at the time of Closing from the maximum of $689,570,000, but not less than the minimum of $200,000,000, principal amount of Series A Financing Notes). On August 9, 2021, the Issuer confirmed that it had completed $375,000,000 in Alternative Financing. As a result, Stonepeak Magnet subscribed for a $340,000,000 principal amount of Initial Series A Financing Notes and received 17,114,093 Warrants upon Closing.

Because the $340,000,000 principal amount of the Initial Series A Financing Notes is less than the maximum $689,570,000 principal amount of Financing Notes available for subscription at Closing, the unused portion will remain available to be drawn by the Subsidiary for a three-year period following the Closing, provided certain conditions are met. Any such future subscription by Stonepeak Magnet will involve a further issuance of Series A Financing Notes and Warrants, in each case, on the same terms described above; provided, however, that the number of additional Series A Financing Warrants will equal 20% of the dollar amount drawn by the Subsidiary divided by 120% of the 10-day volume weighted average price of the Common Shares ending on the trading day immediately prior to the earlier of the announcement or issuance of such Warrants (the “Growth Equity Warrant Strike Price”), and the exercise price for such additional Warrants will be equal to the Growth Equity Warrant Strike Price, subject to regulatory approval.

At any time after seven years from the issuance date of the Series A Financing Notes, the Subsidiary may redeem such Series A Financing Notes, in whole or in part, by paying in cash the principal amount and any accrued but unpaid interest, in each case, plus 5%. To the extent that the Subsidiary has not redeemed any Series A Financing Notes by the eleventh anniversary of the issuance date of such Series A Financing Notes, the Subsidiary will be required to redeem: (a) 50% of such Series A Financing Notes on the eleventh anniversary of such issuance date by paying in cash the principal amount and any accrued but unpaid interest, in each case, plus 5%; and (b) the remaining balance by the twelfth anniversary of such issuance date by paying in cash the principal amount and any accrued but unpaid interest, in each case, plus 5%.

The right of Stonepeak Magnet to acquire the Common Shares and Warrants pursuant to the Share Purchase Agreement is conditioned upon the Closing.  On August 23, 2021, the Issuer notified Stonepeak Magnet that all material conditions to Closing had been met, and Closing occurred on September 1, 2021.

The Capital Commitment of $350,430,000 was funded with cash contributed to Stonepeak Magnet by the limited partners of Stonepeak Infrastructure Fund IV LP and Stonepeak Infrastructure Fund IV (Lux) SCSp, Stonepeak Magnet’s limited partners.  A cash fee equal to $14,000,000 was paid in full to Stonepeak Magnet in the form of original issue discount on the Initial Series A Financing Notes, resulting in a net Capital Commitment amount of $336,430,000.

The summary contained herein of each of the Series A Financing Notes, Warrants, and Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement and the form of Series A Note and forms of the Series A Warrant Certificate and Series B Warrant Certificate, each of which is filed as Exhibit 2, Exhibit 3, Exhibit 4 and Exhibit 5, respectively, to this Schedule 13D and is incorporated by reference herein.

Item 4.	Purpose of Transaction

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

In connection with the Capital Commitment, Stonepeak Magnet was granted certain investor rights at Closing, including: (a) the right to nominate a single representative for election to the board of directors of the Issuer (the “Board”) for so long as Stonepeak Magnet owns Series A Financing Notes with an aggregate outstanding principal amount of at least $100,000,000, and subject to certain other conditions, including applicable securities law and stock exchange rules (the “Board Representation and Observation Rights Agreement”); (b) certain consent rights as holder of the Series A Financing Notes; and (c) customary registration rights with respect to the Financing Common Shares and the Common Shares issuable upon exercise of the Warrants (the “Registration Rights Agreement”).  Mr. James Wyper, Senior Managing Director with Stonepeak Infrastructure Partners, will serve as the Board nominee of Stonepeak Magnet.

In connection with the signing of the Share Purchase Agreement, Stonepeak Magnet and the Issuer entered into various Voting Support Agreements with owners of a majority of the outstanding Common Shares eligible to vote on the matters therein (the “Majority Disinterested Shareholders”), pursuant to which the Majority Disinterested Shareholders committed to vote in favor of any required shareholder resolution approving, generally, (a) the exercise of the Warrants and (b) the appointment of Mr. Wyper to the Board.

Schedule 13D
CUSIP No.: 01021F109		Page 9 of 11

The summary contained herein of each of the Board Representation and Observation Rights Agreement, Registration Rights Agreement and Voting Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of each of the Board Representation and Observation Rights Agreement, Registration Rights Agreement and Voting Support Agreement, which is filed as Exhibit 6, Exhibit 7 and Exhibit 8, respectively, to this Schedule 13D and is incorporated herein by reference.

The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions: (i) purchase additional shares of Common Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the shares of Common Shares, options or related derivatives now beneficially owned or hereafter acquired by them; and (iii) engage in communications with, among others, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer and/or the Reporting Persons’ investment.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 20,614,093 Common Shares, which represents approximately 19.42% of the outstanding Common Shares. This amount includes: (i) 3,500,000 Common Shares held directly by Stonepeak Magnet; and (ii) 17,114,093 Common Shares that the Reporting Persons currently have the right to acquire upon exercise of the Warrants held directly by Stonepeak Magnet.

The foregoing beneficial ownership percentage is based on the sum of (i) 71,303,427 Common Shares outstanding prior to Closing, based on information provided by the Issuer, plus (ii) for purposes of calculating the Reporting Person’s beneficial ownership pursuant to Rule 13d-3(d)(i) under the Act, (a) the 14,223,570 Common Shares issued to the Seller at Closing, (b) the 3,500,000 Common Shares issued to Stonepeak Magnet at Closing, and (c) the 17,114,093 Common Shares issuable upon exercise of the Warrants, for a total of 105,991,090 Common Shares outstanding.

(b) The Reporting Persons have shared voting power and shared dispositive power with regard to the 3,500,000 Common Shares held directly by Stonepeak Magnet and the 17,114,093 Common Shares that the Reporting Persons currently have the right to acquire upon exercise of the Warrants held directly by Stonepeak Magnet.

(d) No person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Issuer beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

The responses to Items 2, 3 and 4 of this Schedule 13D are incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 – Joint Filing Agreement

Exhibit 2 – Series A Notes and Common Share Purchase Agreement, by and among Akumin Inc., Akumin Corp. and Stonepeak Magnet Holdings LP (incorporated by reference to Exhibit 99.2 of the Issuer’s report on Form 6-K, filed with the SEC on June 28, 2021).

Exhibit 3 – Form of Series A Note (incorporated by reference to Exhibit B to Exhibit 99.2 of the Issuer’s report on Form 6-K, filed with the SEC on June 28, 2021).

Exhibit 4 – Form of Series A Warrant Certificate (incorporated by reference to Exhibit D-1 to Exhibit 99.2 of the Issuer’s report on Form 6-K, filed with the SEC on June 28, 2021).

Exhibit 5 – Form of Series B Warrant Certificate (incorporated by reference to Exhibit D-2 to Exhibit 99.2 of the Issuer’s report on Form 6-K, filed with the SEC on June 28, 2021).

Exhibit 6 – Form of Board Representation and Observation Rights Agreement (incorporated by reference to Exhibit E to Exhibit 99.2 of the Issuer’s report on Form 6-K, filed with the SEC on June 28, 2021).

Exhibit 7 – Form of Registration Rights Agreement (incorporated by reference to Exhibit C to Exhibit 99.2 of the Issuer’s report on Form 6-K, filed with the SEC on June 28, 2021).

Exhibit 8 – Form of Voting Support Agreement (incorporated by reference to Exhibit F to Exhibit 99.2 of the Issuer’s report on Form 6-K, filed with the SEC on June 28, 2021).

Schedule 13D
CUSIP No.: 01021F109		Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STONEPEAK MAGNET HOLDINGS LP
By:	STONEPEAK ASSOCIATES IV LLC, its sole general partner
By:	STONEPEAK GP INVESTORS IV LLC, its sole member
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

STONEPEAK ASSOCIATES IV LLC
By:	STONEPEAK GP INVESTORS IV LLC, its sole member
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

STONEPEAK GP INVESTORS IV LLC
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

Stonepeak GP Investors Manager LLC
By:	/s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

Michael Dorrell
By:	/s/ Michael Dorrell

September 2, 2021

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

Schedule 13D
CUSIP No.: 01021F109		Page 11 of 11
Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Shares of Akumin Inc., dated as of September 2, 2021, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Dated: September 2, 2021

STONEPEAK MAGNET HOLDINGS LP
By:	STONEPEAK ASSOCIATES IV LLC, its sole general partner
By:	STONEPEAK GP INVESTORS IV LLC, its sole member
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

STONEPEAK ASSOCIATES IV LLC
By:	STONEPEAK GP INVESTORS IV LLC, its sole member
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

STONEPEAK GP INVESTORS IV LLC
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

Stonepeak GP Investors Manager LLC
By:	/s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Member

Michael Dorrell
By:	/s/ Michael Dorrell